Exhibit 99.1

WNS APPOINTS KESHAV MURUGESH CHIEF EXECUTIVE OFFICER

Industry veteran to lead WNS through next phase of growth

NEW YORK and MUMBAI — February 3, 2010 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced that its Board of Directors has appointed Keshav Murugesh to the position of Chief Executive Officer and elected him to the Board.

Murugesh, 46, most recently served in the same role at Nasdaq listed Syntel Inc, a global provider of custom outsourcing solutions in a broad spectrum of information technology and information technology-related services. He is expected to assume his new responsibilities effective February 19, 2010.

“Keshav’s impressive track record is testimony to his ability to delight clients, build a company capable of sustained growth, and deliver superior financial performance, making him the right CEO to lead WNS now,” said Eric B. Herr, Chairman, WNS Group.

As Syntel’s CEO, Murugesh was responsible for the company’s global IT services and knowledge process outsourcing (KPO) businesses. Prior to being named CEO, he served as COO, President and CFO, during which time the company’s global work force, revenue, EPS and market capitalization grew significantly. In 2009, the company was ranked as the top outsourcing company in Fortune magazine’s “100 fastest growing companies in the world.” Prior to joining Syntel as CFO in 2002, he held a range of progressively responsible senior management posts at conglomerate ITC Limited, an affiliate of BAT plc.

Murugesh holds a Bachelor’s Degree of Commerce and is a Fellow of The Institute of Chartered Accountants of India. He is a frequent industry speaker and serves as the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe.

“WNS has established itself as a driving force in the BPO industry,” said Murugesh. “Building upon this foundation, my team and I will be fully focused on top line growth, customer centricity, operational and financial metrics, and driving innovation across the enterprise. I look forward to taking WNS to the next level of performance, harnessing the talents of one of the most experienced and dedicated teams in the industry.”

“Our clients, employees, and investors will find in Keshav a leader ready to deliver solid results to all of our stakeholders,” Herr added.

About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; and our ability to successfully consummate strategic acquisitions. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

CONTACT:
Investors:
Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wnsgs.com

Media:
Deborah Kops
Chief Marketing Officer
WNS (Holdings) Limited
+ 1 703 321-6526
deborah.kops@wnsgs.com